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As submitted confidentially to the Securities and Exchange Commission on July 28, 2015
This draft registration statement submission No. 3 has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cortendo plc
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant's name into English)

Ireland	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

900 Northbrook Drive
Suite 200
Trevose, PA 19053
+1 610-254-9200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Stephen Long, Chief Legal Officer
Cortendo plc
900 Northbrook Drive
Suite 200
Trevose, PA 19053
+1 610-254-9200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Aron Izower Reed Smith LLP 599 Lexington Avenue, 22nd Floor New York, NY 10022	Divakar Gupta Brent B. Siler Cooley LLP 1114 Avenue of the Americas New York, NY 10036-7798

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)

Ordinary shares, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional ordinary shares that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

 EXPLANATORY NOTE

        Cortendo plc has prepared this draft registration statement submission No. 3 (the "Registration Statement") on Form F-1 solely for the purpose of filing Exhibits 10.4 and 10.8 to the Registration Statement and updating the Exhibit Index of the Registration Statement accordingly. This draft registration statement submission No. 3 does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly such prospectus has not been included herein.

 PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        The Registrant's memorandum and articles of association contain indemnification for the benefit of the Registrant's directors and executive officers to the fullest extent permitted by Irish law. However, as to the Registrant's directors and company secretary, this indemnity is limited by the Irish Companies Act, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void, whether contained in its articles of association or any contract between the Registrant and the director or company secretary. This restriction does not apply to the Registrant's executive officers who are not directors, the company secretary or other persons who would be considered "officers" within the meaning of the Irish Companies Act.

        The Registrant is permitted under its articles of association and the Irish Companies Act to purchase directors' and officers' liability insurance, as well as other types of insurance, for its directors, officers, employees and agents.

        The Registrant has entered into indemnification agreements with each of its directors and officers. These indemnification agreements may subject to the provisions of the Irish Companies Act require the Registrant, among other things, to indemnify its directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of its directors or officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at its request.

        Reference is made to Item 9 of the Registrant's undertakings with respect to liabilities arising under the Securities Act of 1933, as amended, or the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between the Registrant and its underwriters.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

        On June 29 and 30, 2015, a total of 25,128,559 shares of common stock were issued to 25 accredited investors; in each case at a price per share of $1.322, for a total of $31.8 million in net proceeds, in a private placement transaction relying on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and all shares were issued with a restrictive legend.

        On February 10, 2015, a total of 52,371,859 shares of common stock were issued to 5 accredited investors; in each case at a price per share of $0.51, for a total of $25.8 million in net proceeds, in a private placement transaction relying on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and all shares were issued with a restrictive legend.

        On December 1, 2014, a total of 19,315,000 shares of common stock were issued to 13 accredited investors; in each case at a price per share of $0.55, for a total of $11 million in gross proceeds, in a private placement transaction relying on the exemption from registration provided by Section 4(a)(2) of the Securities Act, and all shares were issued with a restrictive legend. The underwriters were Arctic Securities AS and DNB Markets, and received a 5% commission in total.

        In September 2013, a total of 20,270,270 shares of common stock were issued to a total of 29 Scandinavian institutional investors and other accredited investors at a price per share of $0.62, for a total of $12.6 million in gross proceeds, in a private placement transaction relying on the exemption from registration provided by Regulation S under the Securities Act.

        In June 2013, a total of 4,407,273 shares of common stock were issued to the institutional investors Storebrand Funds and Holta AS at a price per share of $0.47, for a total of $2.1 million in gross proceeds, in a private placement transaction relying on the exemption from registration provided by Regulation S under the Securities Act. The underwriter was Arctic Securities AS and it received a 5% commission.

        In May 2013, a total of 1,616,000 shares of common stock were issued to the institutional investors Storebrand Funds and Holta AS at a price per share of $0.43, for a total of $0.7 million in gross proceeds, in a private placement transaction relying on the exemption from registration provided by Regulation S under the Securities Act. The underwriter was Arctic Securities AS and it received a 5% commission.

        In October 2012, a total of 7,104,000 shares of common stock, of which 6,530,000 were issued to Arctic Securities AS and 574,000 were issued to two accredited investors; in each case at a price per share of $0.44, for a total of $3.1 million in gross proceeds, in a private placement transaction relying on the exemption from registration provided by Regulation S under the Securities Act of 1933. Arctic Securities AS underwrote its portion of the shares in the transaction and it received a 10% commission thereon.

Item 8.    Exhibits

        (a)   The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

        (b)   Financial Statement Schedules

        None.

Item 9.    Undertakings

(f)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Trevose, Pennsylvania on                                    , 2015.

CORTENDO PLC
By:	Name: Matthew Pauls Title: Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthew Pauls and A. Brian Davis and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on the dates and in the capacities indicated below:

NAME	TITLE	DATE
Matthew Pauls	Chief Executive Officer (principal executive officer)	, 2015
A. Brian Davis	Chief Financial Officer (principal financial officer, principal accounting officer and authorized representative in the United States)	, 2015
John H. Johnson	Chairman, Director	, 2015
Richard S. Kollender	Director	, 2015
Joseph M. Mahady	Director	, 2015
Mårten Steen	Director	, 2015
Hilde H. Steineger	Director	, 2015
Eigil Stray Spetalen	Director	, 2015

 EXHIBIT INDEX

1.1	*	Form of Underwriting Agreement
3.1	*	Form of Articles of Association, as amended
3.2	*	Bylaws
5.1	*	Opinion of Arthur Cox, Irish counsel of Cortendo plc, as to the validity of the ordinary shares
10.1	**	Sublease Agreement, dated March 30, 2015, by and between Insight Pharmaceuticals LLC and Cortendo AB
10.2	**	License Agreement, dated March 30, 2011, by and between BioPancreate, Inc. and Cornell University
10.3	**	Asset Purchase Agreement, dated as of May 14, 2015, by and among Cortendo AB, and Aspireo Pharmaceuticals, Ltd. and TVM V Life Science Ventures GmbH & Co. KG
10.4	†	Technology Licence Agreement, dated May 13, 2015, by and between Antisense Therapeutics Ltd. and Cortendo Cayman Ltd.
10.5	**	Guarantee and indemnity deed, dated May 13, 2015, by and between Cortendo AB and Antisense Therapeutics Ltd.
10.6	**	Employment Agreement, dated August 23, 2014, by and between Cortendo AB and Matthew Pauls
10.7	**	Employment Agreement, dated March 23, 2015, by and between Cortendo AB and A. Brian Davis
10.8		Employment Agreement, dated October 6, 2015, by and between Cortendo AB and Robert Lutz
10.9	**	Employment Agreement, dated December 15, 2014, by and between Cortendo AB and Ruth Thieroff-Ekerdt, M.D.
10.10	**	Share Purchase Agreement, dated as of January 12, 2015, by and among Cortendo AB, BioPancreate Inc., Cortendo Invest AB and the Investors listed therein
10.11	**	Investors' Rights Agreement, dated as of February 10, 2015, by and among Cortendo AB and the Investors listed therein
10.12	**	Share Purchase Agreement, dated as of May 14, 2015, by and among Cortendo AB, BioPancreate Inc., Cortendo Invest AB and the Investors named therein
10.13	*	Form of Indemnification Agreement
10.14	*	Stock Option Plan
21.1	*	List of subsidiaries
23.1	*	Consent of Ernst & Young AB
23.2	*	Consent of Kost Forer Gabbay & Kasierer
23.3	*	Consent of Arthur Cox, Irish counsel of Cortendo plc (included in Exhibit 5.1)
24.1	*	Powers of attorney (included on signature page to the registration statement)

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 6. Indemnification of Directors and Officers
  Item 7. Recent Sales of Unregistered Securities
  Item 8. Exhibits
  Item 9. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX